Exhibit 99.1

Fourth Quarter 2025 Earnings Release

Scotiabank reports fourth quarter and 2025 results

Scotiabank’s 2025 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which include fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2025 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2025 Highlights on a Reported Basis

(versus Fiscal 2024)

•	Net income of $7,758 million, compared to $7,892 million

•	Earnings per share (diluted) of $5.67, compared to $5.87

•	Return on equity(1) of 9.7%, compared to 10.2%

Fiscal 2025 Highlights on an Adjusted Basis(2)

(versus Fiscal 2024)

•	Net income of $9,510 million, compared to $8,627 million

•	Earnings per share (diluted) of $7.09, compared to $6.47

•	Return on equity of 11.8%, compared to 11.3%

Fourth Quarter 2025 Highlights on a Reported Basis

(versus Q4 2024)

•	Net income of $2,206 million, compared to $1,689 million

•	Earnings per share (diluted) of $1.65, compared to $1.22

•	Return on equity of 11.0%, compared to 8.3%

Fourth Quarter 2025 Highlights on an Adjusted Basis(2)

(versus Q4 2024)

•	Net income of $2,558 million, compared to $2,119 million

•	Earnings per share (diluted) of $1.93, compared to $1.57

•	Return on equity of 12.5%, compared to 10.6%

Fiscal 2025 Performance versus Medium-Term Financial Objectives

The following table provides a summary of our 2025 performance against our medium-term financial objectives:

Medium-Term Objectives	Fiscal 2025 Results
	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	(3.4)%	9.6%
Return on equity of 14%+	9.7%	11.8%
Achieve positive operating leverage(1)	Negative 2.2%	Positive 3.0%
Maintain strong capital ratios	CET1 capital ratio(3) of 13.2%	N/A

TORONTO, December 2, 2025 — Scotiabank reported net income of $7,758 million for the fiscal year 2025, compared with net income of $7,892 million in 2024. Diluted earnings per share (EPS) were $5.67, compared to $5.87 in the previous year. Return on equity was 9.7%, compared to 10.2% in the previous year.

Reported net income for the fourth quarter ended October 31, 2025 was $2,206 million compared to $1,689 million in the same period last year. Diluted EPS was $1.65, compared to $1.22 in the same period a year ago. Return on equity was 11.0% compared to 8.3% a year ago.

This quarter’s net income included adjusting items of $352 million after-tax. These included a restructuring charge and severance provisions related to actions taken to simplify the organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across the international footprint, in line with the Bank’s enterprise strategy, as well as legal provisions.

Adjusted net income(2) was $9,510 million for the fiscal year 2025, up from $8,627 million in the previous year. Adjusted diluted EPS was $7.09 versus $6.47 in the previous year. Adjusted return on equity was 11.8% compared to 11.3% in the previous year.

Adjusted net income(2) for the fourth quarter ended October 31, 2025 was $2,558 million, up from $2,119 million in the previous year. Adjusted diluted EPS was $1.93, compared to $1.57 last year. Adjusted return on equity was 12.5% compared to 10.6% a year ago.

“2025 was a very positive year for the Bank,” said Scott Thomson, President and Chief Executive Officer of Scotiabank. “We delivered improving results through the year as we strengthened our balance sheet, improved our loan-to-deposit ratio, and increased return on equity. This quarter all our business lines reported year-over-year earnings growth with particular strength in Global Wealth Management and Global Banking and Markets and improving results in Canadian Banking”.

(1)

Refer to page 136 of the Management’s Discussion & Analysis in the Bank’s 2025 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 21.
(3)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).

Scotiabank Fourth Quarter Press Release 2025	1

Canadian Banking delivered adjusted earnings(2) of $3,428 million in 2025, down 9% from the prior year due primarily to a significant increase in provision for credit losses and a lower margin reflecting the impact of Bank of Canada’s recent rate cuts.

International Banking generated adjusted earnings(2) of $2,809 million in 2025, up 2% year-over-year. Revenue growth combined with disciplined expense management was partly offset by the impact of global minimum tax (GMT). Continued portfolio optimization resulted in improved profitability with ROE(2) of 14.7%, up from 13.6% last year.

Global Wealth Management adjusted earnings(2) were $1,706 million, up 17% year-over-year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management of $432 billion grew 16% year-over-year and average fourth quarter deposits of $50 billion grew 32% from last year.

Global Banking and Markets reported earnings of $1,921 million in 2025, up 30% year-over-year. Results were driven by strong performance in our capital markets business as well as higher underwriting and advisory fees, partly offset by higher expenses to support business growth.

“We are making clear progress towards achieving our key priorities, including being disciplined in our capital allocation, prioritizing value over volume, earning primary clients, and seeking out ways to work better, faster, safer, and at a lower cost,” continued Mr. Thomson. “I would like to thank all our Scotiabankers for their contributions in 2025. We enter 2026 with significant momentum – focused on achieving our medium-term objectives.”

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.2%, up from 13.1% last year and continued to maintain strong liquidity metrics.

2	Scotiabank Fourth Quarter Press Release 2025

Financial Highlights

	As at and for the three months ended			As at and for the year ended
(Unaudited)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Operating results ($ millions)
Net interest income	5,586	5,493	4,923	21,522	19,252
Non-interest income	4,217	3,993	3,603	16,219	14,418
Total revenue	9,803	9,486	8,526	37,741	33,670
Provision for credit losses	1,113	1,041	1,030	4,714	4,051
Non-interest expenses	5,828	5,089	5,296	22,518	19,695
Income tax expense	656	829	511	2,751	2,032
Net income	2,206	2,527	1,689	7,758	7,892
Net income attributable to common shareholders	2,104	2,313	1,521	7,283	7,286

Operating performance
Basic earnings per share ($)	1.70	1.84	1.23	5.84	5.94
Diluted earnings per share ($)	1.65	1.84	1.22	5.67	5.87
Return on equity (%)(1)	11.0	12.2	8.3	9.7	10.2
Return on tangible common equity (%)(2)	13.5	15.0	10.1	11.9	12.6
Productivity ratio (%)(1)	59.4	53.7	62.1	59.7	58.5
Operating leverage (%)(1)				(2.2)	1.5
Net interest margin (%)(2)	2.40	2.36	2.15	2.33	2.16

Financial position information ($ millions)
Cash and deposits with financial institutions	65,967	69,701	63,860
Trading assets	152,223	136,485	129,727
Loans	771,045	761,560	760,829
Total assets	1,460,042	1,414,686	1,412,027
Deposits	966,279	946,842	943,849
Common equity	76,927	75,258	73,590
Preferred shares and other equity instruments	9,939	8,544	8,779
Assets under administration(1)	868,347	825,070	771,454
Assets under management(1)	432,375	407,017	373,030

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	13.2	13.3	13.1
Tier 1 capital ratio (%)(3)	15.3	15.2	15.0
Total capital ratio (%)(3)	17.1	16.9	16.7
Total loss absorbing capacity (TLAC) ratio (%)(4)	29.1	29.0	29.7
Leverage ratio (%)(5)	4.5	4.5	4.4
TLAC Leverage ratio (%)(4)	8.5	8.6	8.8
Risk-weighted assets ($ millions)(3)	474,453	463,484	463,992
Liquidity coverage ratio (LCR) (%)(6)	128	126	131
Net stable funding ratio (NSFR) (%)(6)	116	120	119

Credit quality
Net impaired loans ($ millions)	4,903	4,656	4,685
Allowance for credit losses ($ millions)(7)	7,654	7,386	6,736
Gross impaired loans as a % of loans and acceptances(1)	0.93	0.90	0.88
Net impaired loans as a % of loans and acceptances(1)	0.63	0.61	0.61
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)(8)	0.58	0.55	0.54	0.62	0.53
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(1)(8)	0.54	0.51	0.55	0.54	0.52
Net write-offs as a % of average net loans and acceptances (annualized)(1)	0.51	0.50	0.51	0.50	0.46

Adjusted results(2)
Adjusted net income ($ millions)	2,558	2,518	2,119	9,510	8,627
Adjusted diluted earnings per share ($)	1.93	1.88	1.57	7.09	6.47
Adjusted return on equity (%)	12.5	12.4	10.6	11.8	11.3
Adjusted return on tangible common equity (%)	15.2	15.1	12.8	14.3	13.7
Adjusted productivity ratio (%)	54.3	53.7	56.1	54.5	56.1
Adjusted operating leverage (%)				3.0	2.3

Common share information
Closing share price ($)(TSX)	91.99	77.09	71.69
Shares outstanding (millions)
Average – Basic	1,239	1,244	1,238	1,244	1,226
Average – Diluted	1,245	1,245	1,243	1,248	1,232
End of period	1,236	1,242	1,244
Dividends paid per share ($)	1.10	1.10	1.06	4.32	4.24
Dividend yield (%)(1)	5.2	6.0	6.3	5.6	6.5
Market capitalization ($ millions) (TSX)	113,728	95,781	89,214
Book value per common share ($)(1)	62.22	60.57	59.14
Market value to book value multiple(1)	1.5	1.3	1.2
Price to earnings multiple (trailing 4 quarters)(1)	15.8	14.4	12.0

Other information
Employees (full-time equivalent)	86,431	87,317	88,488
Branches and offices	2,128	2,135	2,236

(1)

Refer to page 136 of the Management’s Discussion & Analysis in the Bank’s 2025 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 21.
(3)

The regulatory capital ratios are based on Basel III requirements as determined in accordance with the Office of the Superintendent of Financial Institutions (OSFI) OSFI Guideline – Capital Adequacy Requirements.

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity.
(5)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements.
(6)	The LCR and NSFR are calculated in accordance with OSFI Guideline – Liquidity Adequacy Requirements (LAR).
(7)	Includes allowance for credit losses on all financial assets - loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(8)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.

Scotiabank Fourth Quarter Press Release 2025	3

Impact of Foreign Currency Translation

	Average exchange rate			% Change
For the three months ended	October 31 2025	July 31 2025	October 31 2024	October 31, 2025 vs. July 31, 2025	October 31, 2025 vs. October 31, 2024
U.S. dollar/Canadian dollar	0.721	0.728	0.732	(1.0)%	(1.5)%
Mexican Peso/Canadian dollar	13.365	13.862	14.257	(3.6)%	(6.3)%
Peruvian Sol/Canadian dollar	2.512	2.624	2.748	(4.3)%	(8.6)%
Colombian Peso/Canadian dollar	2,843.332	2,997.961	3,056.235	(5.2)%	(7.0)%
Chilean Peso/Canadian dollar	691.582	687.720	681.854	0.6%	1.4%

	Average exchange rate		% Change
For the year ended	October 31 2025	October 31 2024	October 31, 2025 vs. October 31, 2024
U.S. dollar/Canadian dollar	0.714	0.735	(2.9)%
Mexican Peso/Canadian dollar	13.950	13.091	6.6%
Peruvian Sol/Canadian dollar	2.593	2.757	(5.9)%
Colombian Peso/Canadian dollar	2,964.017	2,943.081	0.7%
Chilean Peso/Canadian dollar	685.697	682.082	0.5%

	For the three months ended		For the year ended
Impact on net income(1) ($ millions except EPS)	October 31, 2025 vs. October 31, 2024	October 31, 2025 vs. July 31, 2025	October 31, 2025 vs. October 31, 2024
Net interest income	$85	$50	$(11)
Non-interest income(2)	39	(19)	(70)

Total revenue	124	31	(81)
Non-interest expenses	(86)	(49)	(45)
Other items (net of tax)(2)	(24)	(5)	41

Net income	$14	$(23)	$(85)

Earnings per share (diluted)	$0.01	$(0.02)	$(0.07)

Impact by business line ($ millions)
Canadian Banking	$2	$—	$4
International Banking(2)	8	(8)	1
Global Wealth Management	3	2	(2)
Global Banking and Markets	3	2	24
Other(2)	(2)	(19)	(112)

Net income	$14	$(23)	$(85)

(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Group Financial Performance

Net income

Q4 2025 vs Q4 2024

Net income was $2,206 million compared to $1,689 million, an increase of 31%. Adjusted net income also increased 21% from $2,119 million to $2,558 million. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses and income taxes.

Q4 2025 vs Q3 2025

Net income was $2,206 million compared to $2,527 million, a decrease of 13%. The decrease was driven primarily by higher non-interest expenses from the restructuring charge, partly offset by lower income taxes and higher net interest income and non-interest income. Adjusted net income was $2,558 million compared to $2,518 million, an increase of 2%. The increase was driven primarily by higher net interest income, non-interest income and lower income taxes, partly offset by higher non-interest expenses and provision for credit losses.

Total revenue

Q4 2025 vs Q4 2024

Revenues were $9,803 million compared to $8,526 million, an increase of 15%.

Net interest income was $5,586 million compared to $4,923 million, an increase of $663 million or 13%. The increase was due primarily to a higher net interest margin, loan growth and the positive impact of foreign currency translation. The net interest margin was 2.40%, an increase of 25 basis points mainly from significantly lower funding costs driven by central bank rate cuts, and higher margins in International Banking and Global Banking and Markets.

Non-interest income was $4,217 million, an increase of $614 million or 17%. Adjusted non-interest income was $4,181 million, an increase of $578 million or 16%. The increase was due mainly to higher income from associated corporations primarily related to the KeyCorp investment, as well as higher wealth management revenues, underwriting and advisory fees, trading-related revenues, and banking fees.

4	Scotiabank Fourth Quarter Press Release 2025

Q4 2025 vs Q3 2025

Revenues were $9,803 million compared to $9,486 million, an increase of 3%.

Net interest income increased $93 million or 2%, due primarily to a higher net interest margin, and the positive impact of foreign currency translation. The net interest margin increased four basis points, mainly driven by higher business line margins.

Non-interest income increased $224 million or 6%. Adjusted non-interest income was up $180 million or 4%. The increase was due mainly to higher wealth management revenues, other fee and commission revenues, and underwriting and advisory fees.

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit losses was $1,113 million, compared to $1,030 million, an increase of $83 million. The provision for credit losses ratio was 58 basis points compared to 54 basis points.

Provision for credit losses on performing loans was $71 million compared to a reversal of $13 million. The provision this period was primarily related to business growth, mainly in the International retail portfolio, as well as credit migration impacting Canadian Banking and Corporate loan book, partly offset by the impact of the improving macro economic outlook.

The provision for credit losses on impaired loans was $1,042 million, compared to $1,043 million. The provision for credit losses ratio on impaired loans was 54 basis points compared to 55 basis points. The decrease was due primarily to lower provisions in the retail portfolio, partly offset by higher provisions in the Canadian commercial portfolio.

Q4 2025 vs Q3 2025

The provision for credit losses was $1,113 million, compared to $1,041 million, an increase of $72 million. The provision for credit losses ratio was 58 basis points compared to 55 basis points.

Provision for credit losses on performing loans was $71 million compared to $66 million. The provision this period was primarily related to business growth, mainly in the International retail portfolio, as well as credit migration impacting Canadian Banking and Corporate loan book, partly offset by the impact of the improving macro economic outlook.

The provision for credit losses on impaired loans was $1,042 million, compared to $975 million, an increase of $67 million or 7% mainly in retail. The provision for credit losses ratio on impaired loans was 54 basis points compared to 51 basis points.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $5,828 million compared to $5,296 million, an increase of $532 million or 10%. Adjusted non-interest expenses were $5,308 million compared to $4,784 million, an increase of $524 million or 11%, driven mainly by higher personnel costs including performance-based compensation, higher technology and advertising and business development costs to support strategic and regulatory initiatives, as well as the negative impact of foreign currency translation.

The productivity ratio was 59.4% compared to 62.1%. The adjusted productivity ratio was 54.3% compared to 56.1%. Year-to-date operating leverage was negative 2.2% and positive 3.0% on adjusted basis.

Q4 2025 vs Q3 2025

Non-interest expenses were up $739 million or 14%. Adjusted non-interest expenses were $5,308 million, an increase of $213 million or 4%, driven by higher personnel costs including performance-based compensation, higher technology and advertising and business development costs to support strategic and regulatory initiatives, and the negative impact of foreign currency translation. This was partly offset by lower professional fees and depreciation and amortization.

The productivity ratio was 59.4% compared to 53.7%. The adjusted productivity ratio was 54.3% compared to 53.7%.

Provision for income taxes

Q4 2025 vs Q4 2024

The effective tax rate was 22.9% compared to 23.2%. On an adjusted basis the effective tax rate was 23.6% compared to 21.8% due primarily to lower income in lower tax jurisdictions and the implementation of the GMT.

Q4 2025 vs Q3 2025

The effective tax rate was 22.9% compared to 24.7% and on an adjusted basis the effective tax rate was 23.6% compared to 25.0% due primarily to higher income in lower tax jurisdictions and withholding taxes paid in the prior quarter.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2025 was 13.2%, an increase of approximately 10 basis points from the prior year. The ratio benefited from strong internal capital generation, revaluation gains on FVOCI securities, partly offset by the completion of the Bank’s investment in KeyCorp, the impairment loss related to the announced sale of banking operations in Colombia, Costa Rica and Panama to Davivienda, the impact of Q4 adjustment items, and share repurchases under the Bank’s Normal Course Issuer Bid.

The Bank’s Tier 1 capital ratio was 15.3% as at October 31, 2025, an increase of approximately 30 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio and issuances of U.S. $1 billion of Limited Recourse Capital Notes in each of the first and fourth quarters of 2025 partly offset by a redemption of U.S. $1.25 billion of subordinated Additional Tier 1 Capital Notes in the third quarter.

The Bank’s Total capital ratio was 17.1% as at October 31, 2025, an increase of approximately 40 basis points from 2024, due primarily to the above noted redemptions, issuances and impacts to the Tier 1 capital ratio.

The TLAC ratio was 29.1% as at October 31, 2025, a decrease of approximately 60 basis points from the prior year, primarily from higher RWA. The Leverage ratio was 4.5% as at October 31, 2025, an increase of approximately 10 basis points from the prior year, with growth in Tier 1 capital due to the above noted Additional Tier 1 Capital issuances, partly offset by increases in leverage exposure amounts.

The TLAC Leverage ratio was 8.5%, a decrease of approximately 30 basis points from 2024, primarily due to increased leverage exposures partly offset by higher available TLAC.

The Bank’s capital, leverage and TLAC ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2025. In 2026, the Bank will continue to maintain strong capital ratios, continuing to optimize capital deployment in line with its strategic plans.

Scotiabank Fourth Quarter Press Release 2025	5

Business Segment Review

Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing (FTP), head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.

FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.

Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3.

To be consistent with the reporting of its recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management), which are now reported in the Other segment.

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2025	July 31 2025	October 31 2024(2)	October 31 2025	October 31 2024(2)
Reported Results
Net interest income	$2,672	$2,641	$2,635	$10,484	$10,185
Non-interest income(3)	735	730	684	2,941	2,848

Total revenue	3,407	3,371	3,319	13,425	13,033
Provision for credit losses	494	456	450	2,293	1,691
Non-interest expenses	1,617	1,596	1,578	6,405	6,125
Income tax expense	355	361	357	1,302	1,440

Net income	$941	$958	$934	$3,425	$3,777

Net income attributable to equity holders of the Bank	$941	$958	$934	$3,425	$3,777

Other financial data and measures
Return on equity(4)	17.8%	18.4%	17.5%	16.3%	18.3%
Net interest margin(4)	2.30%	2.29%	2.32%	2.29%	2.38%
Effective tax rate(5)	27.4%	27.3%	27.7%	27.5%	27.6%
Average assets ($ billions)	$466	$463	$457	$463	$449
Average liabilities ($ billions)	$379	$381	$385	$382	$389

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2025 - $(1) (July 31, 2025 - $(2); October 31, 2024 - $(2)) and for the year ended October 31, 2025 - $19 (October 31, 2024 - $(9)).

(4)	Refer to Non-GAAP Measures starting on page 21.
(5)	Refer to Glossary section of the Bank’s 2025 Annual Report to Shareholders for the description of the measure.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Adjusted Results(2)
Net interest income	$2,672	$2,641	$2,635	$10,484	$10,185
Non-interest income	735	730	684	2,941	2,848

Total revenue	3,407	3,371	3,319	13,425	13,033
Provision for credit losses	494	456	450	2,293	1,691
Non-interest expenses(3)	1,616	1,595	1,577	6,401	6,121
Income tax expense	355	361	357	1,303	1,441

Net income	$942	$959	$935	$3,428	$3,780

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(3)

Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2025 – $1 (July 31, 2025 – $1; October 31, 2024 – $1) and for the year ended October 31, 2025 – $4 (October 31, 2024 – $4).

Net income

Q4 2025 vs Q4 2024

Net income attributable to equity holders was $941 million compared to $934 million, an increase of 1%. Adjusted net income attributable to equity holders was $942 million compared to $935 million, an increase of 1%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher provision for credit losses and non-interest expenses.

6	Scotiabank Fourth Quarter Press Release 2025

Q4 2025 vs Q3 2025

Net income attributable to equity holders was $941 million compared to $958 million, a decrease of 2%. Adjusted net income attributable to equity holders was $942 million compared to $959 million, a decrease of 2%. The decrease was driven primarily by higher provision for credit losses and non-interest expenses, partly offset by higher net interest income.

Total revenue

Q4 2025 vs Q4 2024

Revenues were $3,407 million compared to $3,319 million, an increase of 3%.

Net interest income was $2,672 million compared to $2,635 million, an increase of 1%. The increase was due primarily to loan growth, partly offset by a two basis points reduction in net interest margin driven by changes in business mix.

Non-interest income was $735 million compared to $684 million, an increase of 8%. The increase was due primarily to private equity gains, higher mutual fund distribution fees, and insurance income.

Q4 2025 vs Q3 2025

Revenues were $3,407 million compared to $3,371 million, an increase of 1%.

Net interest income was $2,672 million compared to $2,641 million, an increase of 1%, due primarily to higher net interest margin and asset growth. The net interest margin increased one basis point to 2.30%, driven by an increase in both asset and deposit margins, partly offset by changes in business mix.

Non-interest income was $735 million compared to $730 million, an increase of 1%, due primarily to higher insurance income and mutual fund distribution fees, partly offset by lower banking revenue.

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit losses was $494 million compared to $450 million, an increase of $44 million. The provision for credit losses ratio was 43 basis points compared to 40 basis points.

The provision for credit losses on performing loans was $22 million compared to a reversal of $11 million. The provision this period related primarily to the impact of credit migration in retail unsecured portfolios, partly offset by the impact of the improving macroeconomic outlook.

The provision for credit losses on impaired loans was $472 million compared to $461 million. This was due primarily to higher commercial provisions, partly offset by reductions in the retail portfolio. The provision for credit losses ratio on impaired loans was 41 basis points, unchanged from prior period.

Q4 2025 vs Q3 2025

The provision for credit losses was $494 million compared to $456 million, an increase of $38 million. The provision for credit losses ratio was 43 basis points compared to 40 basis points.

The provision for credit losses on performing loans was $22 million compared to $9 million. The increase related primarily to the impact of credit migration in retail unsecured portfolios, partly offset by the impact of the improving macroeconomic outlook.

The provision for credit losses on impaired loans was $472 million compared to $447 million. This was driven primarily by higher retail formations and higher commercial provisions. The provision for credit losses ratio on impaired loans was 41 basis points compared to 39 basis points.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $1,617 million compared to $1,578 million, an increase of 2%. The increase was due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, as well as general inflationary increases. The productivity ratio was 47.5% in line with the prior year.

Q4 2025 vs Q3 2025

Non-interest expenses were $1,617 million compared to $1,596 million, an increase of 1%. The increase was due primarily to higher technology costs and project spend supporting key strategic and regulatory initiatives. The productivity ratio was 47.5% compared to 47.3%.

Provision for income taxes

The effective tax rate was 27.4% compared to 27.7% in the prior year and 27.3% in the prior quarter.

Average assets

Q4 2025 vs Q4 2024

Average assets were $466 billion compared to $457 billion. The growth included $12 billion or 4% in residential mortgages, partly offset by a decline of $2 billion or 2% in business loans and $1 billion or 1% in personal loans.

Q4 2025 vs Q3 2025

Average assets were $466 billion compared to $463 billion. The increase was driven by $3 billion or 1% growth in residential mortgages.

Average liabilities

Q4 2025 vs Q4 2024

Average liabilities were $379 billion compared to $385 billion. The decrease included a $3 billion or 2% reduction in non-personal deposits and $1 billion in personal deposits, both in term products, partly offset by growth in personal chequing and savings products.

Q4 2025 vs Q3 2025

Average liabilities were $379 billion compared to $381 billion. The decrease was due primarily to a decline of $2 billion or 1% in personal deposits, mainly in term products, partly offset by an increase in personal chequing and savings products.

Scotiabank Fourth Quarter Press Release 2025	7

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2025	July 31 2025	October 31 2024(2)	October 31 2025	October 31 2024(2)
Reported Results
Net interest income	$2,273	$2,245	$2,147	$8,866	$8,867
Non-interest income(3)	778	758	712	3,177	2,999

Total revenue	3,051	3,003	2,859	12,043	11,866
Provision for credit losses	595	562	556	2,309	2,285
Non-interest expenses	1,577	1,511	1,491	6,164	6,170
Income tax expense	201	219	168	781	705

Net income	$678	$711	$644	$2,789	$2,706

Net income attributable to non-controlling interest in subsidiaries	$44	$41	$44	$158	$125
Net income attributable to equity holders of the Bank	$634	$670	$600	$2,631	$2,581

Other financial data and measures
Return on equity(4)	13.9%	14.9%	12.7%	14.6%	13.5%
Net interest margin(4)	4.54%	4.54%	4.42%	4.50%	4.41%
Effective tax rate(5)	22.8%	23.6%	20.6%	21.9%	20.6%
Average assets ($ billions)	$226	$223	$224	$227	$231
Average liabilities ($ billions)	$178	$173	$171	$175	$179

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2025 - $40 (July 31, 2025 - $39; October 31, 2024 - $36) and for the year ended October 31, 2025 - $152 (October 31, 2024 - $130). This income from associated corporations includes a tax normalization adjustment for the three months ended October 31, 2025 - $9 (July 31, 2025 - $8; October 31, 2024 - $8) and for the year ended October 31, 2025 - $34 (October 31, 2024 - $27).

(4)	Refer to Non-GAAP Measures starting on page 21.
(5)	Refer to Glossary section of the Bank’s 2025 Annual Report to Shareholders for the description of the measure.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Adjusted Results(2)
Net interest income	$2,273	$2,245	$2,147	$8,866	$8,867
Non-interest income	778	758	712	3,177	2,999

Total revenue	3,051	3,003	2,859	12,043	11,866
Provision for credit losses	595	562	556	2,309	2,285
Non-interest expenses(3)	1,571	1,504	1,482	6,136	6,138
Income tax expense	203	221	171	789	714

Net income	$682	$716	$650	$2,809	$2,729

Net income attributable to non-controlling interest in subsidiaries	$44	$41	$44	$158	$125
Net income attributable to equity holders of the Bank	$638	$675	$606	$2,651	$2,604

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(3)

Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2025 – $6 (July 31, 2025– $7; October 31, 2024 – $9) and for the year ended October 31, 2025 – $28 (October 31, 2024 – $32).

Net income

Q4 2025 vs Q4 2024

Net income attributable to equity holders was $634 million compared to $600 million, an increase of 6%. Adjusted net income attributable to equity holders was $638 million compared to $606 million, an increase of 5%. The increase was driven primarily by higher net interest income, non-interest income and the positive impact of foreign currency translation, partly offset by higher non-interest expenses, provision for credit losses and income taxes.

Q4 2025 vs Q3 2025

Net income attributable to equity holders was $634 million compared to $670 million, a decrease of 5%. Adjusted net income attributable to equity holders was $638 million compared to $675 million, a decrease of 5%. The decrease was driven primarily by higher non-interest expenses and provision for credit losses, partly offset by higher net interest income, non-interest income and lower income taxes, and the positive impact of foreign currency translation.

8	Scotiabank Fourth Quarter Press Release 2025

Financial Performance on a Constant Dollar Basis

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure (refer to Non-GAAP Measures starting on page 21). Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the “Impact of foreign currency translation” table on page 4. Ratios are on a reported basis.

The discussion below on the results of operations is on a constant dollar basis.

Reported results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Constant dollars – Reported
Net interest income	$2,273	$2,293	$2,227	$8,866	$8,856
Non-interest income(2)	778	770	728	3,177	2,980

Total revenue	3,051	3,063	2,955	12,043	11,836
Provision for credit losses	595	574	582	2,309	2,293
Non-interest expenses	1,577	1,542	1,544	6,164	6,121
Income tax expense	201	223	171	781	704

Net income	$678	$724	$658	$2,789	$2,718

Net income attributable to non-controlling interest in subsidiaries	$44	$42	$44	$158	$128
Net income attributable to equity holders of the Bank	$634	$682	$614	$2,631	$2,590

Other financial data and measures
Average assets ($ billions)	$226	$228	$230	$227	$232
Average liabilities ($ billions)	$178	$176	$177	$175	$178

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)

This includes net income from investments in associated corporations for the three months ended October 31, 2025 - $40 (July 31, 2025 - $39; October 31, 2024 - $38) and for the year ended October 31, 2025 - $152 (October 31, 2024 - $132).

Adjusted results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Constant dollars – Adjusted
Net interest income	$2,273	$2,293	$2,227	$8,866	$8,856
Non-interest income	778	770	728	3,177	2,980

Total revenue	3,051	3,063	2,955	12,043	11,836
Provision for credit losses	595	574	582	2,309	2,293
Non-interest expenses(2)	1,571	1,535	1,536	6,136	6,089
Income tax expense	203	225	173	789	713

Net income	$682	$729	$664	$2,809	$2,741

Net income attributable to non-controlling interest in subsidiaries	$44	$42	$44	$158	$128
Net income attributable to equity holders of the Bank	$638	$687	$620	$2,651	$2,613

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)

Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2025 – $6 (July 31, 2025– $7; October 31, 2024 – $8) and for the year ended October 31, 2025 – $28 (October 31, 2024 – $32).

Net income

Q4 2025 vs Q4 2024

Net income attributable to equity holders was $634 million compared to $614 million, an increase of 3%. Adjusted net income attributable to equity holders was $638 million compared to $620 million. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest expenses, income taxes and provision for credit losses.

Q4 2025 vs Q3 2025

Net income attributable to equity holders was $634 million compared to $682 million, a decrease of 7%. Adjusted net income attributable to equity holders was $638 million compared to $687 million. The decrease was driven primarily by higher non-interest expenses and provision for credit losses and lower net interest income, partly offset by lower income taxes.

Scotiabank Fourth Quarter Press Release 2025	9

Total revenue

Q4 2025 vs Q4 2024

Revenues were $3,051 million compared to $2,955 million, an increase of 3%.

Net interest income was $2,273 million compared to $2,227 million, an increase of 2%, driven by lower funding costs mainly in Mexico. Net interest margin increased by 12 basis points to 4.54%, driven mainly by lower funding costs due to declines in central bank rates.

Non-interest income was $778 million compared to $728 million, an increase of 7%, driven by higher capital markets revenues in Chile and Brazil.

Q4 2025 vs Q3 2025

Revenues were $3,051 million compared to $3,063 million.

Net interest income was $2,273 million compared to $2,293 million, a decrease of 1%, driven mainly by higher funding costs. Net interest margin was in line with last quarter at 4.54%.

Non-interest income was $778 million compared to $770 million, an increase of 1%, driven by higher capital markets revenues in Brazil and Mexico.

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit losses was $595 million compared to $582 million, an increase of $13 million. The provision for credit losses ratio was 144 basis points compared to 137 basis points.

The provision for credit losses on performing loans was $38 million compared to a reversal of $22 million. The provision this period was driven by retail portfolio growth, primarily in Mexico, along with credit quality migration in the retail portfolio, mainly in Chile, and in the commercial portfolio.

The provision for credit losses on impaired loans was $557 million compared to $604 million, driven by lower retail formations, primarily in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans was 135 basis points, compared to 142 basis points.

Q4 2025 vs Q3 2025

The provision for credit losses was $595 million compared to $574 million, an increase of $21 million. The provision for credit losses ratio was 144 basis points compared to 139 basis points.

The provision for credit losses on performing loans was $38 million compared to $37 million. The provision this period was driven by retail portfolio growth, primarily in Mexico, along with credit quality migration in the retail portfolio, mainly in Chile, and in the commercial portfolio.

The provision for credit losses on impaired loans was $557 million compared to $537 million due primarily to higher retail provisions mainly in Chile and Peru. The provision for credit losses ratio on impaired loans was 135 basis points compared to 129 basis points.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $1,577 million compared to $1,544 million, an increase of 2%, driven by higher personnel cost mainly in Chile and Brazil, and higher technology expenses in Chile and Mexico. The productivity ratio was 51.7% compared to 52.2%.

Q4 2025 vs Q3 2025

Non-interest expenses were $1,577 million compared to $1,542 million, an increase of 2%, driven by higher technology and advertising costs mainly in Mexico and Peru. The productivity ratio was 51.7% compared to 50.3%.

Provision for income taxes

Q4 2025 vs Q4 2024

The effective tax rate was 22.8% compared to 20.6%. On an adjusted basis, the effective tax rate was 22.9% compared to 20.7%. The increase was due primarily to the impact of GMT and changes in earnings mix.

Q4 2025 vs Q3 2025

The effective tax rate was 22.8% compared to 23.6%. On an adjusted basis, the effective tax rate was 22.9% compared to 23.6%. The decrease was due primarily to higher benefits from inflationary adjustment in the current quarter.

Average assets

Q4 2025 vs Q4 2024

Average assets were $226 billion compared to $230 billion. Total loans decreased $3 billion or 2%, primarily in Brazil, Mexico and Peru. The decrease was driven by a 7% reduction in business loans, partly offset by an increase of 4% in retail loans.

Q4 2025 vs Q3 2025

Average assets were $226 billion compared to $228 billion. Other assets decreased $2 billion, mainly securities purchased under resale agreements in Brazil. Total loans were in line with the prior quarter, and growth in retail loans was offset by a reduction in business loans.

Average liabilities

Q4 2025 vs Q4 2024

Average liabilities were $178 billion compared to $177 billion. Total deposits increased by 4% primarily in Colombia and Peru. Non-personal deposits increased by 5% and personal deposits increased by 1%.

Q4 2025 vs Q3 2025

Average liabilities were $178 billion compared to $176 billion. Total deposits increased by 1% primarily in Mexico and Brazil. Non-personal deposits increased by 2% and personal deposits increased by 1%.

10	Scotiabank Fourth Quarter Press Release 2025

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2025	July 31 2025	October 31 2024(2)	October 31 2025	October 31 2024(2)
Reported Results
Net interest income	$281	$266	$207	$1,025	$786
Non-interest income	1,423	1,338	1,259	5,403	4,803

Total revenue	1,704	1,604	1,466	6,428	5,589
Provision for credit losses	4	4	5	14	27
Non-interest expenses	1,095	1,030	949	4,144	3,655
Income tax expense	155	150	130	590	479

Net income	$450	$420	$382	$1,680	$1,428

Net income attributable to non-controlling interest in subsidiaries	$3	$3	$2	$10	$10
Net income attributable to equity holders of the Bank	$447	$417	$380	$1,670	$1,418

Other financial data and measures
Return on equity(3)	16.7%	15.7%	14.8%	16.0%	13.9%
Effective tax rate(4)	25.6%	26.4%	25.4%	26.0%	25.1%
Assets under administration ($ billions)	$797	$754	$704	$797	$704
Assets under management ($ billions)	$432	$407	$373	$432	$373

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(3)	Refer to Non-GAAP Measures starting on page 21.
(4)	Refer to Glossary section of the Bank’s 2025 Annual Report to Shareholders for the description of the measure.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Adjusted Results(2)
Net interest income	$281	$266	$207	$1,025	$786
Non-interest income	1,423	1,338	1,259	5,403	4,803

Total revenue	1,704	1,604	1,466	6,428	5,589
Provision for credit losses	4	4	5	14	27
Non-interest expenses(3)	1,086	1,021	940	4,108	3,619
Income tax expense	158	152	133	600	489

Net income	$456	$427	$388	$1,706	$1,454

Net income attributable to non-controlling interest in subsidiaries	$3	$3	$2	$10	$10
Net income attributable to equity holders of the Bank	$453	$424	$386	$1,696	$1,444

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(3)

Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2025 – $9 (July 31, 2025 – $9; October 31, 2024 – $9) and for the year ended October 31, 2025 – $36 (October 31, 2024 – $36).

Net income

Q4 2025 vs Q4 2024

Net income attributable to equity holders was $447 million compared to $380 million, an increase of 18%. Adjusted net income attributable to equity holders was $453 million compared to $386 million, an increase of 17%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest expenses.

Q4 2025 vs Q3 2025

Net income attributable to equity holders was $447 million compared to $417 million, an increase of 7%. Adjusted net income attributable to equity holders was $453 million compared to $424 million, an increase of 7%. The increase was driven primarily by higher non-interest income, partly offset by higher non-interest expenses.

Total revenue

Q4 2025 vs Q4 2024

Revenues were $1,704 million compared to $1,466 million, an increase of 16%.

Net interest income was $281 million compared to $207 million, an increase of 37%, driven by strong loan and deposit growth and improved margins. Non-interest income was $1,423 million compared to $1,259 million, an increase of 13%, due primarily to higher brokerage revenues, mutual fund fees, and investment management fees, driven by growth in assets under management and assets under administration.

Q4 2025 vs Q3 2025

Revenues were $1,704 million compared to $1,604 million, an increase of 6%.

Net interest income was $281 million compared to $266 million, an increase of 6%, driven by loan and deposit growth and improved margins. Non-interest income was $1,423 million compared to $1,338 million, an increase of 6%, due primarily to higher mutual fund and brokerage revenues driven by growth in assets under management and assets under administration.

Scotiabank Fourth Quarter Press Release 2025	11

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit loss was $4 million compared to $5 million, a decrease of $1 million. The provision for credit losses ratio was seven basis points, in line with the prior year.

The provision for credit losses on performing loans was $1 million, a decrease of $4 million from prior year.

The provision for credit losses on impaired loans was $3 million, compared to nil in the prior year.

Q4 2025 vs Q3 2025

The provision for credit losses was $4 million compared to $4 million, in line with the prior period. The provision for credit losses ratio was seven basis points compared to five basis points.

The provision for credit losses on performing loans was $1 million, a decrease of $3 million from the prior quarter.

The provision for credit losses on impaired loans was $3 million, compared to nil in the prior quarter.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $1,095 million compared to $949 million, an increase of 15%, due primarily to higher volume-related expenses, technology costs, and sales force expansion to support business growth. The productivity ratio was 64.2% compared to 64.7%.

Q4 2025 vs Q3 2025

Non-interest expenses were $1,095 million compared to $1,030 million, an increase of 6%, due primarily to higher volume-related expenses. The productivity ratio was 64.2% compared to 64.2%.

Provision for income taxes

The effective tax rate was 25.6%, compared to 25.4% in the prior year, and 26.4% in the prior quarter.

Assets under management (AUM) and assets under administration (AUA)

Q4 2025 vs Q4 2024

Assets under management were $432 billion compared to $373 billion, an increase of 16%, driven by market appreciation and higher net sales. Assets under administration were $797 billion compared to $704 billion, an increase of 13%, driven by market appreciation and higher net sales.

Q4 2025 vs Q3 2025

Assets under management were $432 billion compared to $407 billion, an increase of 6%, driven by market appreciation and higher net sales. Assets under administration were $797 billion compared to $754 billion, an increase of 6%, driven by market appreciation and higher net sales.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2025	July 31 2025	October 31 2024(2)	October 31 2025	October 31 2024(2)
Reported Results
Net interest income(3)	$363	$350	$280	$1,400	$1,102
Non-interest income(3)	1,221	1,180	992	4,766	3,959

Total revenue	1,584	1,530	1,272	6,166	5,061
Provision for credit losses	20	19	19	97	47
Non-interest expenses	900	894	807	3,563	3,122
Income tax expense	145	144	99	585	414

Net income	$519	$473	$347	$1,921	$1,478

Net income attributable to non-controlling interest in subsidiaries	$—	$—	$—	$(1)	$—
Net income attributable to equity holders of the Bank	$519	$473	$347	$1,922	$1,478

Other financial data and measures
Return on equity(4)	14.1%	12.6%	9.0%	12.8%	9.6%
Net interest margin(4)	1.91%	1.77%	1.62%	1.77%	1.55%
Effective tax rate(5)	21.8%	23.4%	22.1%	23.3%	21.9%
Average assets ($ billions)	$531	$493	$486	$509	$495
Average liabilities ($ billions)	$541	$513	$478	$520	$475

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(3)

Includes the gross-up of tax-exempt income earned on certain securities reported in either net interest income or non-interest income for the three months ended October 31, 2025 – nil (July 31, 2025 – nil; October 31, 2024 – $2) and for the year ended October 31, 2025 – nil (October 31, 2024 – $52).

(4)	Refer to Non-GAAP Measures starting on page 21.
(5)	Refer to Glossary section of the Bank’s 2025 Annual Report to Shareholders for the description of the measure.

12	Scotiabank Fourth Quarter Press Release 2025

Net income

Q4 2025 vs Q4 2024

Net income attributable to equity holders was $519 million compared to $347 million, an increase of 50%. The increase was due primarily to higher non-interest income and higher net interest income, partly offset by higher non-interest expenses and higher income taxes.

Q4 2025 vs Q3 2025

Net income attributable to equity holders was $519 million compared to $473 million, an increase of 10%. The increase was due primarily to higher non-interest income and higher net interest income, partly offset by higher non-interest expenses.

Total revenue

Q4 2025 vs Q4 2024

Revenues were $1,584 million compared to $1,272 million, an increase of 24%.

Net interest income was $363 million compared to $280 million, an increase of 29%. The increase was due primarily to higher net interest income from corporate lending margins, higher deposit volumes, and capital market activities and the positive impact of foreign currency translation.

Non-interest income was $1,221 million compared to $992 million, an increase of 23%. The increase was due primarily to higher fee and commission revenues and higher underwriting and advisory fees.

Q4 2025 vs Q3 2025

Revenues were $1,584 million compared to $1,530 million, an increase of 3%.

Net interest income was $363 million compared to $350 million, an increase of 4%. The increase was due primarily to higher net interest income from higher deposit volumes and margins, partly offset by lower net interest income from capital market activities.

Non-interest income was $1,221 million compared to $1,180 million, an increase of 3%. The increase was due primarily to higher fee and commission revenues and higher underwriting and advisory fees, partly offset by lower trading revenues.

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit losses was $20 million compared to $19 million, an increase of $1 million. The provision for credit losses ratio was seven basis points compared to six basis points.

The provision for credit losses on performing loans was $10 million compared to $13 million. The provision this period was driven by credit quality migration.

The provision for credit losses on impaired loans was $10 million compared to $6 million driven mainly by one account. The provision for credit losses ratio on impaired loans was four basis points, compared to two basis points.

Q4 2025 vs Q3 2025

The provision for credit losses was $20 million compared to $19 million, an increase of $1 million. The provision for credit losses ratio was seven basis points, in line with the prior quarter.

The provision for credit losses on performing loans was $10 million compared to $16 million. The provision this period was driven by credit quality migration.

The provision for credit losses on impaired loans was $10 million compared to $3 million driven mainly by one account. The provision for credit losses ratio on impaired loans was four basis points, compared to one basis point.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $900 million compared to $807 million, an increase of 11%. The increase was due primarily to higher personnel costs, including performance-based compensation, higher technology costs to support business growth and the negative impact of foreign currency translation.

Q4 2025 vs Q3 2025

Non-interest expenses were $900 million compared to $894 million, an increase of 1%. The increase was due primarily to higher personnel costs, including performance-based compensation and higher technology costs to support business growth.

Taxes

Effective tax rate was 21.8% compared to 22.1% in the prior year, and 23.4% in the prior quarter, due primarily to the change in earnings mix across jurisdictions.

Average assets

Q4 2025 vs Q4 2024

Average assets were $531 billion compared to $486 billion, an increase of 9%. The increase was due primarily to higher securities purchased under resale agreements, higher trading securities and the impact of foreign currency translation. This was partly offset by lower loans and acceptances of $8 billion or 8%.

Q4 2025 vs Q3 2025

Average assets were $531 billion compared to $493 billion, an increase of 8%. The increase was due primarily to higher securities purchased under resale agreements and higher trading securities.

Scotiabank Fourth Quarter Press Release 2025	13

Average liabilities

Q4 2025 vs Q4 2024

Average liabilities were $541 billion compared to $478 billion, an increase of 13%. The increase was due primarily to higher securities sold under repurchase agreements, higher deposit volumes of $6 billion or 4% and the impact of foreign currency translation.

Q4 2025 vs Q3 2025

Average liabilities were $541 billion compared to $513 billion, an increase of 5%. The increase was due primarily to higher securities sold under repurchase agreements and higher deposit volumes of $6 billion or 4%.

Other

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2025	July 31 2025	October 31 2024(2)	October 31 2025	October 31 2024(2)
Reported Results
Net interest income	$(3)	$(9)	$(346)	$(253)	$(1,688)
Non-interest income(3)(4)(5)	60	(13)	(44)	(68)	(191)

Total revenue(3)	57	(22)	(390)	(321)	(1,879)
Provision for credit losses	—	—	—	1	1
Non-interest expenses(5)	639	58	471	2,242	623
Income tax expense(3)	(200)	(45)	(243)	(507)	(1,006)

Net income (loss)	$(382)	$(35)	$(618)	$(2,057)	$(1,497)

Net income (loss) attributable to non-controlling interest in subsidiaries	$(60)	$36	$1	$(198)	$(1)
Net income (loss) attributable to equity holders	$(322)	$(71)	$(619)	$(1,859)	$(1,496)

Other measures
Average assets ($ billions)	$225	$228	$216	$228	$209
Average liabilities ($ billions)	$250	$243	$260	$254	$254

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(3)

Includes the net residual funds transfer pricing, and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income, and provision for income taxes in the business segments, which are reported on a taxable equivalent basis.

(4)

Includes net income from investments in associated corporations for the three months ended October 31, 2025 – $139 (July 31, 2025 – $120; October 31, 2024 – $7) and for the year ended October 31, 2025 – $436 (October 31, 2024 – $77).

(5)

Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Adjusted Results(2)
Net interest income	$(3)	$(9)	$(346)	$(253)	$(1,688)
Non-interest income(3)	24	(5)	(44)	(78)	(48)

Total revenue	21	(14)	(390)	(331)	(1,736)
Provision for credit losses	—	—	—	1	1
Non-interest expenses(4)	135	81	(22)	373	(39)
Income tax expense	(73)	(38)	(167)	(351)	(884)

Net income (loss)	$(41)	$(57)	$(201)	$(354)	$(814)

Net income (loss) attributable to non-controlling interests (NCI)	$(7)	$(1)	$1	$(7)	$1
Net income (loss) attributable to equity holders	$(34)	$(56)	$(202)	$(347)	$(815)

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the description of the adjustments.
(3)

Adjustments for the three months ended October 31, 2025 include divestitures and wind-down of operations of $(45) and amortization of acquisition-related intangible assets of $9 (July 31, 2025 – $8). Adjustments for the year ended October 31, 2025 include divestitures and wind-down of operations of $(36) (October 31, 2024 – $143) and amortization of acquisition-related intangible of $26.

(4)

Adjustments for the three months ended October 31, 2025 include divestitures and wind-down of operations of $57 (July 31, 2025 – $(23)), restructuring charge and severance provisions of $373 (October 31, 2024 – $53) and legal provision of $74. Adjustments for the three months ended October 31, 2024 also include impairment of non-financial assets of $440. Adjustments for the year ended October 31, 2025 include divestitures and wind-down of operations of $1,422 (October 31, 2024 – $(7)), restructuring charge and severance provisions of $373 (October 31, 2024 – $53) and legal provision of $74 (October 31, 2024 - $176). Adjustments for the year ended October 31, 2024 also include impairment of non-financial assets of $440.

14	Scotiabank Fourth Quarter Press Release 2025

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2025 vs Q4 2024

Net loss attributable to equity holders was $322 million compared to $619 million. Adjusted net loss attributable to equity holders was $34 million compared to $202 million. The lower loss of $168 million was due to higher revenues, partly offset by higher expenses and higher taxes. The increase in revenues was driven mainly by higher net interest income related to lower funding costs, and higher revenue from associated corporations primarily related to the KeyCorp investment.

Q4 2025 vs Q3 2025

Net loss attributable to equity holders increased by $251 million from the prior quarter, driven mainly by higher non-interest expenses, which included the restructuring charge and severance provisions. Adjusted net loss attributable to equity holders decreased $22 million. The lower loss was due to higher revenue and lower taxes, partly offset by higher expenses. The higher revenue was mainly driven by higher non-interest revenue, primarily from higher income from associated corporations.

Scotiabank Fourth Quarter Press Release 2025	15

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2025	2025	2024
Assets
Cash and deposits with financial institutions	$65,967	$69,701	$63,860
Precious metals	5,156	5,832	2,540
Trading assets
Securities	140,844	125,442	119,912
Loans	8,487	8,097	7,649
Other	2,892	2,946	2,166

	152,223	136,485	129,727
Securities purchased under resale agreements and securities borrowed	203,008	185,360	200,543
Derivative financial instruments	46,531	43,801	44,379
Investment securities	149,948	149,151	152,832
Loans
Residential mortgages	370,191	360,937	350,941
Personal loans	110,567	107,890	106,379
Credit cards	18,045	17,472	17,374
Business and government	279,705	282,458	292,671

	778,508	768,757	767,365
Allowance for credit losses	7,463	7,197	6,536

	771,045	761,560	760,829
Other
Customers’ liability under acceptances, net of allowance	177	133	148
Property and equipment	4,881	4,793	5,252
Investments in associates	6,317	6,029	1,821
Goodwill and other intangible assets	16,169	16,067	16,853
Deferred tax assets	3,253	3,045	2,942
Other assets	35,367	32,729	30,301

	66,164	62,796	57,317

Total assets	$1,460,042	$1,414,686	$1,412,027

Liabilities
Deposits
Personal	$301,718	$301,464	$298,821
Business and government	627,667	605,934	600,114
Financial institutions	36,894	39,444	44,914

	966,279	946,842	943,849
Financial instruments designated at fair value through profit or loss	47,165	43,536	36,341
Other
Acceptances	178	134	149
Obligations related to securities sold short	38,104	34,675	35,042
Derivative financial instruments	56,031	52,916	51,260
Obligations related to securities sold under repurchase agreements and securities lent	189,144	182,223	190,449
Subordinated debentures	7,692	7,604	7,833
Other liabilities	66,862	61,273	63,028

	358,011	338,825	347,761

Total liabilities	1,371,455	1,329,203	1,327,951

Equity
Common equity
Common shares	22,067	22,089	22,054
Retained earnings	58,916	58,703	57,751
Accumulated other comprehensive income (loss)	(3,826)	(5,310)	(6,147)
Other reserves	(230)	(224)	(68)

Total common equity	76,927	75,258	73,590
Preferred shares and other equity instruments	9,939	8,544	8,779

Total equity attributable to equity holders of the Bank	86,866	83,802	82,369
Non-controlling interests in subsidiaries	1,721	1,681	1,707

Total equity	88,587	85,483	84,076

Total liabilities and equity	$1,460,042	$1,414,686	$1,412,027

16	Scotiabank Fourth Quarter Press Release 2025

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Revenue
Interest income(1)
Loans	$10,975	$10,859	$11,970	$44,293	$47,811
Securities	1,863	1,921	2,213	7,941	9,160
Securities purchased under resale agreements and securities borrowed	814	717	471	2,808	1,602
Deposits with financial institutions	563	623	671	2,560	3,086

	14,215	14,120	15,325	57,602	61,659

Interest expense
Deposits	7,995	8,075	9,700	33,425	39,480
Subordinated debentures	90	93	112	385	490
Other	544	459	590	2,270	2,437

	8,629	8,627	10,402	36,080	42,407

Net interest income	5,586	5,493	4,923	21,522	19,252

Non-interest income
Card revenues	223	228	226	892	869
Banking services fees	499	500	484	1,997	1,955
Credit fees	318	314	282	1,249	1,585
Mutual funds	681	641	623	2,564	2,282
Brokerage fees	381	353	310	1,436	1,251
Investment management and trust	296	292	279	1,162	1,096
Underwriting and advisory fees	261	234	168	964	702
Non-trading foreign exchange	240	228	221	948	930
Trading revenues	461	463	408	1,984	1,634
Net gain on sale of investment securities	11	22	24	71	48
Net income from investments in associated corporations	179	157	41	608	198
Insurance service results	120	119	133	485	470
Other fees and commissions	452	388	362	1,653	1,247
Other	95	54	42	206	151

	4,217	3,993	3,603	16,219	14,418

Total revenue	9,803	9,486	8,526	37,741	33,670
Provision for credit losses	1,113	1,041	1,030	4,714	4,051

	8,690	8,445	7,496	33,027	29,619

Non-interest expenses
Salaries and employee benefits	2,812	2,662	2,499	10,824	9,855
Premises and technology	876	807	752	3,297	2,896
Depreciation and amortization	403	405	501	1,604	1,760
Communications	95	89	87	384	381
Advertising and business development	188	169	168	672	614
Professional	234	212	225	880	793
Business and capital taxes	176	177	161	708	682
Other	1,044	568	903	4,149	2,714

	5,828	5,089	5,296	22,518	19,695

Income before taxes	2,862	3,356	2,200	10,509	9,924
Income tax expense	656	829	511	2,751	2,032

Net income	$2,206	$2,527	$1,689	$7,758	$7,892
Net income attributable to non-controlling interests in subsidiaries	(13)	80	47	(31)	134

Net income attributable to equity holders of the Bank	$2,219	$2,447	$1,642	$7,789	$7,758
Preferred shareholders and other equity instrument holders	115	134	121	506	472
Common shareholders	$2,104	$2,313	$1,521	$7,283	$7,286

Earnings per common share (in dollars)
Basic	$1.70	$1.84	$1.23	$5.84	$5.94
Diluted	1.65	1.84	1.22	5.67	5.87
Dividends paid per common share (in dollars)	1.10	1.10	1.06	4.32	4.24

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,001 for the three months ended October 31, 2025 (July 31, 2025 – $13,883; October 31, 2024 – $14,967) and for the year ended October 31, 2025 – $56,404 (October 31, 2024 – $59,871).

Scotiabank Fourth Quarter Press Release 2025	17

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Net income	$2,206	$2,527	$1,689	$7,758	$7,892
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,404	479	(698)	1,681	(2,511)
Net gains (losses) on hedges of net investments in foreign operations	(668)	(410)	268	(1,222)	886
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	22	15	6	20	2
Net gains (losses) on hedges of net investments in foreign operations	(186)	(114)	73	(341)	238

	900	168	(509)	780	(1,865)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,105	(692)	160	1,717	2,977
Reclassification of net (gains) losses to net income	(773)	935	(212)	(1,001)	(2,126)
Income tax expense (benefit):
Net gains (losses) in fair value	302	(191)	43	454	806
Reclassification of net (gains) losses to net income	(209)	246	(56)	(273)	(567)

	239	188	(39)	535	612
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,523	96	1,494	3,937	5,195
Reclassification of net (gains) losses to net income	(825)	(572)	(652)	(2,493)	(2,000)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	469	2	328	1,197	1,363
Reclassification of net (gains) losses to net income	(283)	(117)	(143)	(806)	(511)

	512	(361)	657	1,053	2,343
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	17	—	(3)	20	2
Income tax expense (benefit)	1	—	—	1	1

	16	—	(3)	19	1

Other comprehensive income (loss) from investments in associates	85	43	1	176	(1)

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	90	270	(74)	365	(195)
Income tax expense (benefit)	25	65	(20)	99	(59)

	65	205	(54)	266	(136)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	17	20	138	90	444
Income tax expense (benefit)	5	(2)	47	29	106

	12	22	91	61	338
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(379)	(562)	(46)	(693)	(804)
Income tax expense (benefit)	(106)	(156)	(13)	(193)	(223)

	(273)	(406)	(33)	(500)	(581)

Other comprehensive income (loss) from investments in associates	—	—	—	7	1

Other comprehensive income (loss)	1,556	(141)	111	2,397	712

Comprehensive income (loss)	$3,762	$2,386	$1,800	$10,155	$8,604
Comprehensive income (loss) attributable to non-controlling interests	59	58	7	45	62

Comprehensive income (loss) attributable to equity holders of the Bank	3,703	2,328	1,793	10,110	8,542
Preferred shareholders and other equity instrument holders	115	134	121	506	472
Common shareholders	$3,588	$2,194	$1,672	$9,604	$8,070

18	Scotiabank Fourth Quarter Press Release 2025

Consolidated Statement of Changes in Equity

	For the year ended October 31, 2025
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	—	7,283	—	—	—	—	—	—	7,283	506	7,789	(31)	7,758
Other comprehensive income (loss)	—	—	708	533	59	1,057	(36)	—	2,321	—	2,321	76	2,397

Total comprehensive income	$—	$7,283	$708	$533	$59	$1,057	$(36)	$–	$9,604	$506	$10,110	$45	$10,155
Shares/instruments issued	210	—	—	—	—	—	—	(14)	196	2,848	3,044	—	3,044
Shares repurchased/redeemed	(197)	(716)	—	—	—	—	—	—	(913)	(1,688)	(2,601)	—	(2,601)
Dividends and distributions paid to equity holders	—	(5,369)	—	—	—	—	—	—	(5,369)	(506)	(5,875)	(82)	(5,957)
Share-based payments(3)	—	—	—	—	—	—	—	15	15	—	15	—	15
Foreign currency loss on Subordinated Additional Tier 1 Capital Notes(4)	—	(22)	—	—	—	—	—	—	(22)	—	(22)	—	(22)
Other	—	(11)	—	—	—	—	—	(163)	(174)	—	(174)	51	(123)

Balance as at October 31, 2025	$22,067	$58,916	$(2,851)	$42	$398	$(1,140)	$(275)	$(230)	$76,927	$9,939	$86,866	$1,721	$88,587

	For the year ended October 31, 2024
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at November 1, 2023	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	—	7,286	—	—	—	—	—	—	7,286	472	7,758	134	7,892
Other comprehensive income (loss)	—	—	(1,804)	613	325	2,348	(698)	—	784	—	784	(72)	712

Total comprehensive income	$—	$7,286	$(1,804)	$613	$325	$2,348	$(698)	$–	$8,070	$472	$8,542	$62	$8,604
Shares/instruments issued	1,945	—	—	—	—	—	—	(4)	1,941	1,004	2,945	—	2,945
Shares repurchased/redeemed	—	—	—	—	—	—	—	—	—	(300)	(300)	—	(300)
Dividends and distributions paid to equity holders	—	(5,198)	—	—	—	—	—	—	(5,198)	(472)	(5,670)	(88)	(5,758)
Share-based payments(3)	—	—	—	—	—	—	—	13	13	—	13	—	13
Other	—	(10)	—	—	—	—	—	7	(3)	—	(3)	4	1

Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076

(1)	Includes undistributed retained earnings of $76 (October 31, 2024 - $74) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 25 of the consolidated financial statements in the 2025 Annual Report to Shareholders).
(4)	Refer to Note 23 (b) of the consolidated financial statements in the 2025 Annual Report to Shareholders for further details on the redemption of the equity instrument.

Scotiabank Fourth Quarter Press Release 2025	19

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2025	October 31 2024	October 31 2025	October 31 2024
Cash flows from operating activities
Net income	$2,206	$1,689	$7,758	$7,892
Adjustment for:
Net interest income	(5,586)	(4,923)	(21,522)	(19,252)
Depreciation and amortization	403	501	1,604	1,760
Provision for credit losses	1,113	1,030	4,714	4,051
Impairment on investments in associates	—	343	—	343
Equity-settled share-based payment expense	2	2	15	13
Net gain on sale of investment securities	(11)	(24)	(71)	(48)
Net (gain)/loss on divestitures	12	—	1,386	136
Net income from investments in associated corporations	(179)	(41)	(608)	(198)
Income tax expense	656	511	2,751	2,032
Changes in operating assets and liabilities:
Trading assets	(14,396)	4,448	(20,462)	(11,370)
Securities purchased under resale agreements and securities borrowed	(15,590)	(5,459)	(4)	108
Loans	(3,609)	(4,161)	(6,591)	(17,712)
Deposits	12,928	(7,570)	19,533	(816)
Obligations related to securities sold short	3,222	2,200	2,721	(1,690)
Obligations related to securities sold under repurchase agreements and securities lent	4,778	10,718	(4,048)	28,753
Net derivative financial instruments	1,886	908	6,490	4,159
Other, net	1,380	3,269	(5,568)	457
Interest and dividends received	14,154	15,286	58,086	61,292
Interest paid	(8,757)	(10,935)	(37,197)	(42,273)
Income tax paid	(801)	(600)	(3,580)	(1,985)

Net cash from/(used in) operating activities	(6,189)	7,192	5,407	15,652

Cash flows from investing activities
Interest-bearing deposits with financial institutions	2,999	(5,261)	(344)	25,557
Purchase of investment securities	(13,014)	(20,087)	(70,096)	(108,281)
Proceeds from sale and maturity of investment securities	14,980	19,563	75,455	76,794
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	—	—	(2,637)	—
Property and equipment, net of disposals	(150)	(121)	(347)	(489)
Other, net	(155)	(312)	(463)	(1,031)

Net cash from/(used in) investing activities	4,660	(6,218)	1,568	(7,450)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	—	—	1,000
Redemption of subordinated debentures	—	—	(250)	(3,250)
Proceeds from preferred shares and other equity instruments issued	1,395	—	2,848	1,004
Redemption of preferred shares and other equity instruments	—	—	(1,688)	(300)
Proceeds from common shares issued	116	505	210	1,945
Common shares purchased for cancellation	(655)	—	(895)	—
Cash dividends and distributions paid	(1,476)	(1,433)	(5,875)	(5,670)
Distributions to non-controlling interests	(19)	(15)	(82)	(88)
Payment of lease liabilities	(73)	(71)	(298)	(303)
Other, net	595	230	(278)	(3,176)

Net cash from/(used in) financing activities	(117)	(784)	(6,308)	(8,838)

Effect of exchange rate changes on cash and cash equivalents	182	(37)	183	(131)

Net change in cash and cash equivalents	(1,464)	153	850	(767)
Cash and cash equivalents at beginning of year(1)	11,720	9,253	9,406	10,173

Cash and cash equivalents at end of year(1)	$10,256	$9,406	$10,256	$9,406

(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5 of the consolidated financial statements in the 2025 Annual Report to Shareholders).

20	Scotiabank Fourth Quarter Press Release 2025

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Fourth Quarter Press Release 2025	21

Reconciliation of reported and adjusted results

	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Reported Results
Net interest income	$5,586	$5,493	$4,923	$21,522	$19,252
Non-interest income	4,217	3,993	3,603	16,219	14,418

Total revenue	9,803	9,486	8,526	37,741	33,670
Provision for credit losses	1,113	1,041	1,030	4,714	4,051
Non-interest expenses	5,828	5,089	5,296	22,518	19,695

Income before taxes	2,862	3,356	2,200	10,509	9,924
Income tax expense	656	829	511	2,751	2,032

Net income	$2,206	$2,527	$1,689	$7,758	$7,892
Net income (loss) attributable to non-controlling interests in subsidiaries	(13)	80	47	(31)	134

Net income attributable to equity holders	2,219	2,447	1,642	7,789	7,758
Net income attributable to preferred shareholders and other equity instrument holders	115	134	121	506	472

Net income attributable to common shareholders	$2,104	$2,313	$1,521	$7,283	$7,286

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$(45)	$—	$—	$(36)	$143
(d) Amortization of acquisition-related intangible assets	9	8	—	26	—

Total non-interest income adjusting items (Pre-tax)	(36)	8	—	(10)	143
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	57	(23)	—	1,422	(7)
(b) Restructuring charge and severance provisions	373	—	53	373	53
(c) Legal provision	74	—	—	74	176
(d) Amortization of acquisition-related intangible assets	16	17	19	68	72
(e) Impairment of non-financial assets	—	—	440	—	440

Total non-interest expense adjusting items (Pre-tax)	520	(6)	512	1,937	734

Total impact of adjusting items on net income before taxes	484	2	512	1,927	877
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	(4)	(6)	—	(32)	(46)
(b) Restructuring charge and severance provisions	(103)	—	(15)	(103)	(15)
(c) Legal provision	(20)	—	—	(20)	—
(d) Amortization of acquisition-related intangible assets	(5)	(5)	(6)	(20)	(20)
(e) Impairment of non-financial assets	—	—	(61)	—	(61)

Total impact of adjusting items on income tax expense	(132)	(11)	(82)	(175)	(142)

Total impact of adjusting items on net income	$352	$(9)	$430	$1,752	$735
Impact of adjusting items on NCI	(53)	37	—	(191)	(2)

Total impact of adjusting items on net income attributable to equity holders	$299	$28	$430	$1,561	$733

Adjusted Results
Adjusted net interest income	$5,586	$5,493	$4,923	$21,522	$19,252
Adjusted non-interest income	4,181	4,001	3,603	16,209	14,561

Adjusted total revenue	9,767	9,494	8,526	37,731	33,813
Adjusted provision for credit losses	1,113	1,041	1,030	4,714	4,051
Adjusted non-interest expenses	5,308	5,095	4,784	20,581	18,961

Adjusted income before taxes	3,346	3,358	2,712	12,436	10,801
Adjusted income tax expense	788	840	593	2,926	2,174

Adjusted net income	$2,558	$2,518	$2,119	$9,510	$8,627
Adjusted net income attributable to NCI	40	43	47	160	136

Adjusted net income attributable to equity holders	2,518	2,475	2,072	9,350	8,491
Adjusted net income attributable to preferred shareholders and other equity instrument holders	115	134	121	506	472

Adjusted net income attributable to common shareholders	$2,403	$2,341	$1,951	$8,844	$8,019

22	Scotiabank Fourth Quarter Press Release 2025

Reconciliation of reported and adjusted diluted earnings per common share

	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Reported Results
Net income attributable to common shareholders	$2,104	$2,313	$1,521	$7,283	$7,286
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	—	(22)	—	(22)	—

Net income attributable to common shareholders used to calculate basic earnings per common share	$2,104	$2,291	$1,521	$7,261	$7,286
Dilutive impact of share-based payment options and others	(45)	—	(3)	(181)	(49)

Net income attributable to common shareholders (diluted)	2,059	2,291	1,518	7,080	7,237
Weighted average number of diluted common shares outstanding (millions)	1,245	1,245	1,243	1,248	1,232

Diluted earnings per common share (in dollars)	$1.65	$1.84	$1.22	$5.67	$5.87

Adjusted Results
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,104	$2,291	$1,521	$7,261	$7,286
Impact of adjusting items on net income attributable to common shareholders(1)	299	28	430	1,561	733
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	—	22	—	22	—

Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	2,403	2,341	1,951	8,844	8,019
Dilutive impact of share-based payment options and others	5	8	(3)	7	(49)

Adjusted net income attributable to common shareholders (diluted)	2,408	2,349	1,948	8,851	7,970
Weighted average number of diluted common shares outstanding (millions)	1,245	1,249	1,243	1,248	1,232

Adjusted diluted earnings per common share (in dollars)	$1.93	$1.88	$1.57	$7.09	$6.47
Impact of adjustments on diluted earnings per share (in dollars)	$0.28	$0.04	$0.35	$1.42	$0.60

(1)	Refer to pages 22-24 for details of adjusting items.

Impact of Adjustments

		For the year ended						For the three months ended
		2025			2024			October 31, 2025			October 31, 2024
	($ millions)	Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax
(a)	Divestitures and wind-down of operations	$1,386	$1,354		$136	$90		$12	$8		$—	$—
(b)	Restructuring charge and severance provisions	373	270		53	38		373	270		53	38
(c)	Legal provision	74	54		176	176		74	54		—	—
(d)	Amortization of acquisition-related intangible assets	94	74		72	52		25	20		19	13
	Impairment of non-financial assets:
	(e) Investment in associates	—	—		343	309		—	—		343	309
	(e) Intangible assets including software	—	—		97	70		—	—		97	70

	Total	$1,927	$1,752		$877	$735		$484	$352		$512	$430

	Total		$1.42			$0.60			$0.28			$0.35

	CET1 Impact(1)		(20 bps	)		(9 bps	)		(7 bps	)		(5 bps	)

(1)	Including related impacts on regulatory capital and risk-weighted assets.

The Bank’s fiscal 2025 and 2024 results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q1 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. On that date, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax) as the banking operations that are part of the transaction were classified as held for sale. As of October 31, 2025, the Bank has recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax). These subsequent changes represent changes in the carrying value of net assets being sold and fair value of shares to be received less costs to sell, as well as changes in foreign currency.

In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest income and a recovery of expenses of $7 million in non-interest expenses – salaries and employee benefits (collectively $90 million after-tax), the majority of which relates to goodwill.

For further details, please refer to Note 35 of the consolidated financial statements in the 2025 Annual Report to Shareholders.

Scotiabank Fourth Quarter Press Release 2025	23

b)	Restructuring charge and severance provisions

In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax) primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank’s enterprise strategy. For further details, please refer to Note 22 of the consolidated financial statements in the 2025 Annual Report to Shareholders.

In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax) related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy.

c)	Legal provision

In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax) related to several civil and other litigation matters.

In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 22 of the consolidated financial statements in the 2025 Annual Report to Shareholders.

d)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest expenses - depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income—net income from investments in associated corporations for the Other operating segment.

e)	Impairment of non-financial assets

In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period. In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax).

In addition to the above, the following adjustments also impacted earnings per share calculation.

f)	Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note

In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS). For the adjusted diluted EPS calculation, the loss was added back as an adjusting item (refer to page 23 for reconciliation). Please also refer to Note 23 (b) and Note 32 of the consolidated financial statements in the 2025 Annual Report to Shareholders.

24	Scotiabank Fourth Quarter Press Release 2025

Reconciliation of reported and adjusted results by business line

	For the three months ended October 31, 2025(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$941	$678	$450	$519	$(382)	$2,206
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	44	3	—	(60)	(13)

Reported net income attributable to equity holders	941	634	447	519	(322)	2,219
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	—	—	115	115

Reported net income attributable to common shareholders	$941	$634	$447	$519	$(437)	$2,104

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(45)	(45)
Amortization of acquisition-related intangible assets	—	—	—	—	9	9

Total non-interest income adjustments (Pre-tax)	—	—	—	—	(36)	(36)

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	57	57
Restructuring charge and severance provisions	—	—	—	—	373	373
Legal Provision	—	—	—	—	74	74
Amortization of acquisition-related intangible assets	1	6	9	—	—	16

Total non-interest expenses adjustments (Pre-tax)	1	6	9	—	504	520

Total impact of adjusting items on net income before taxes	1	6	9	—	468	484

Impact of adjusting items on income tax expense	—	(2)	(3)	—	(127)	(132)

Total impact of adjusting items on net income	1	4	6	—	341	352
Impact of adjusting items on NCI	—	—	—	—	(53)	(53)

Total impact of adjusting items on net income attributable to equity holders	1	4	6	—	288	299

Adjusted net income (loss)	$942	$682	$456	$519	$(41)	$2,558

Adjusted net income attributable to equity holders	$942	$638	$453	$519	$(34)	$2,518

Adjusted net income attributable to common shareholders	$942	$638	$453	$519	$(149)	$2,403

(1)	Refer to Business Segment Review section of the Bank’s 2025 Annual Report to Shareholders.

	For the three months ended July 31, 2025(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	41	3	—	36	80

Reported net income attributable to equity holders	958	670	417	473	(71)	2,447
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	—	—	134	134

Reported net income attributable to common shareholders	$958	$670	$417	$473	$(205)	$2,313

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	—	—	—	—	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(23)	(23)
Amortization of acquisition-related intangible assets	1	7	9	—	—	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	—	(23)	(6)

Total impact of adjusting items on net income before taxes	1	7	9	—	(15)	2
Total Impact of adjusting items on income tax expense	—	(2)	(2)	—	(7)	(11)

Total impact of adjusting items on net income	1	5	7	—	(22)	(9)

Impact of adjusting items on NCI	—	—	—	—	37	37

Total impact of adjusting items on net income attributable to equity holders	1	5	7	—	15	28

Adjusted net income (loss)	$959	$716	$427	$473	$(57)	$2,518

Adjusted net income attributable to equity holders	$959	$675	$424	$473	$(56)	$2,475

Adjusted net income attributable to common shareholders	$959	$675	$424	$473	$(190)	$2,341

(1)	Refer to Business Segment Review section of the Bank’s 2025 Annual Report to Shareholders.

Scotiabank Fourth Quarter Press Release 2025	25

	For the three months ended October 31, 2024(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$934	$644	$382	$347	$(618)	$1,689
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	44	2	—	1	47

Reported net income attributable to equity holders	934	600	380	347	(619)	1,642
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	—	—	121	121

Reported net income attributable to common shareholders	$934	$600	$380	$347	$(740)	$1,521

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	53	53
Impairment of non-financial assets	—	—	—	—	440	440
Amortization of acquisition-related intangible assets	1	9	9	—	—	19

Total non-interest expenses adjustments (Pre-tax)	1	9	9	—	493	512

Total impact of adjusting items on net income before taxes	1	9	9	—	493	512
Total Impact of adjusting items on income tax expense	—	(3)	(3)	—	(76)	(82)

Total impact of adjusting items on net income	1	6	6	—	417	430

Total impact of adjusting items on net income attributable to equity holders	1	6	6	—	417	430

Adjusted net income (loss)	$935	$650	$388	$347	$(201)	$2,119

Adjusted net income attributable to equity holders	$935	$606	$386	$347	$(202)	$2,072

Adjusted net income attributable to common shareholders	$935	$606	$386	$347	$(323)	$1,951

(1)	Refer to Business Segment Review section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

	For the year ended October 31, 2025(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$3,425	$2,789	$1,680	$1,921	$(2,057)	$7,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	158	10	(1)	(198)	(31)

Reported net income attributable to equity holders	3,425	2,631	1,670	1,922	(1,859)	7,789
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	—	—	506	506

Reported net income attributable to common shareholders	$3,425	$2,631	$1,670	$1,922	$(2,365)	$7,283

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(36)	(36)
Amortization of acquisition-related intangible assets	—	—	—	—	26	26

Total non-interest income adjustments (Pre-tax)	—	—	—	—	(10)	(10)

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	1,422	1,422
Restructuring charge and severance provisions	—	—	—	—	373	373
Legal Provision	—	—	—	—	74	74
Amortization of acquisition-related intangible assets	4	28	36	—	—	68

Total non-interest expenses adjustments (Pre-tax)	4	28	36	—	1,869	1,937

Total impact of adjusting items on net income before taxes	4	28	36	—	1,859	1,927

Impact of adjusting items on income tax expense	(1)	(8)	(10)	—	(156)	(175)

Total impact of adjusting items on net income	3	20	26	—	1,703	1,752
Impact of adjusting items on NCI	—	—	—	—	(191)	(191)

Total impact of adjusting items on net income attributable to equity holders	3	20	26	—	1,512	1,561

Adjusted net income (loss)	$3,428	$2,809	$1,706	$1,921	$(354)	$9,510

Adjusted net income attributable to equity holders	$3,428	$2,651	$1,696	$1,922	$(347)	$9,350

Adjusted net income attributable to common shareholders	$3,428	$2,651	$1,696	$1,922	$(853)	$8,844

(1)	Refer to Business Segment Review section of the Bank’s 2025 Annual Report to Shareholders.

26	Scotiabank Fourth Quarter Press Release 2025

	For the year ended October 31, 2024⁽¹⁾
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$3,777	$2,706	$1,428	$1,478	$(1,497)	$7,892
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	125	10	—	(1)	134

Reported net income attributable to equity holders	3,777	2,581	1,418	1,478	(1,496)	7,758
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	468	472

Reported net income attributable to common shareholders	$3,776	$2,580	$1,417	$1,477	$(1,964)	$7,286

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	143	143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(7)	(7)
Restructuring charge and severance provisions	—	—	—	—	53	53
Legal provision	—	—	—	—	176	176
Amortization of acquisition-related intangible assets	4	32	36	—	—	72
Impairment of non-financial assets	—	—	—	—	440	440

Total non-interest expenses adjustments (Pre-tax)	4	32	36	—	662	734

Total impact of adjusting items on net income before taxes	4	32	36	—	805	877

Total Impact of adjusting items on income tax expense	(1)	(9)	(10)	—	(122)	(142)

Total impact of adjusting items on net income	3	23	26	—	683	735
Impact of adjusting items on NCI	—	—	—	—	(2)	(2)

Total impact of adjusting items on net income attributable to equity holders	3	23	26	—	681	733

Adjusted net income (loss)	$3,780	$2,729	$1,454	$1,478	$(814)	$8,627

Adjusted net income attributable to equity holders	$3,780	$2,604	$1,444	$1,478	$(815)	$8,491

Adjusted net income attributable to common shareholders	$3,779	$2,603	$1,443	$1,477	$(1,283)	$8,019

(1)	Refer to Business Segment Review section of the Bank’s 2025 Annual Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

Scotiabank Fourth Quarter Press Release 2025	27

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the year ended
($ millions)	July 31, 2025			October 31, 2024(1)			October 31, 2024(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,245	$(48)	$2,293	$2,147	$(80)	$2,227	$8,867	$11	$8,856
Non-interest income	758	(12)	770	712	(16)	728	2,999	19	2,980

Total revenue	3,003	(60)	3,063	2,859	(96)	2,955	11,866	30	11,836
Provision for credit losses	562	(12)	574	556	(26)	582	2,285	(8)	2,293
Non-interest expenses	1,511	(31)	1,542	1,491	(53)	1,544	6,170	49	6,121
Income tax expense	219	(4)	223	168	(3)	171	705	1	704

Net income	$711	$(13)	$724	$644	$(14)	$658	$2,706	$(12)	$2,718

Net income attributable to non-controlling interest in subsidiaries (NCI)	$41	$(1)	$42	$44	$—	$44	$125	$(3)	$128
Net income attributable to equity holders of the Bank	$670	$(12)	$682	$600	$(14)	$614	$2,581	$(9)	$2,590

Other measures
Average assets ($ billions)	$223	$(5)	$228	$224	$(6)	$230	$231	$(1)	$232
Average liabilities ($ billions)	$173	$(3)	$176	$171	$(6)	$177	$179	$1	$178

Adjusted Results	For the three months ended						For the year ended
($ millions)	July 31, 2025			October 31, 2024(1)			October 31, 2024(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,245	$(48)	$2,293	$2,147	$(80)	$2,227	$8,867	$11	$8,856
Non-interest income	758	(12)	770	712	(16)	728	2,999	19	2,980

Total revenue	3,003	(60)	3,063	2,859	(96)	2,955	11,866	30	11,836
Provision for credit losses	562	(12)	574	556	(26)	582	2,285	(8)	2,293
Non-interest expenses	1,504	(31)	1,535	1,482	(54)	1,536	6,138	49	6,089
Income tax expense	221	(4)	225	171	(2)	173	714	1	713

Net income	$716	$(13)	$729	$650	$(14)	$664	$2,729	$(12)	$2,741

Net income attributable to non-controlling interest in subsidiaries (NCI)	$41	$(1)	$42	$44	$—	$44	$125	$(3)	$128
Net income attributable to equity holders of the Bank	$675	$(12)	$687	$606	$(14)	$620	$2,604	$(9)	$2,613

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

Earning and non-earning assets, core earning assets, core net interest income and net interest margin

Net interest margin

Net interest margin is a non-GAAP ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.

Components of net interest margin are defined below:

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

28	Scotiabank Fourth Quarter Press Release 2025

Average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Average total assets – Reported(1)	$1,486,529	$1,445,858	$1,418,795	$1,465,278	$1,419,284
Less: Non-earning assets	115,239	114,263	106,621	115,718	108,110

Average total earning assets(1)	$1,371,290	$1,331,595	$1,312,174	$1,349,560	$1,311,174
Less:
Trading assets	156,953	148,567	145,195	153,283	146,307
Securities purchased under resale agreements and securities borrowed	229,014	200,737	196,305	209,261	193,090
Other deductions	35,941	36,154	31,292	35,149	53,819

Average core earning assets(1)	$949,382	$946,137	$939,382	$951,867	$917,958

Net interest income – Reported	$5,586	$5,493	$4,923	$21,522	$19,252
Less: Non-core net interest income	(167)	(143)	(158)	(645)	(620)

Core net interest income	$5,753	$5,636	$5,081	$22,167	$19,872

Net interest margin	2.40%	2.36%	2.15%	2.33%	2.16%

(1)	Average balances represent the average of daily balances for the period.

Canadian Banking	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Average total assets – Reported(2)	$466,194	$463,108	$456,806	$462,670	$449,469
Less: Non-earning assets	4,746	4,681	4,756	4,697	4,393

Average total earning assets(2)	$461,448	$458,427	$452,050	$457,973	$445,076
Less:
Other deductions	182	181	1,187	182	16,380

Average core earning assets(2)	$461,266	$458,246	$450,863	$457,791	$428,696

Net interest income – Reported	$2,672	$2,641	$2,635	$10,484	$10,185
Less: Non-core net interest income	—	—	2	—	2

Core net interest income	$2,672	$2,641	$2,633	$10,484	$10,183

Net interest margin	2.30%	2.29%	2.32%	2.29%	2.38%

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Average balances represent the average of daily balances for the period.

International Banking	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Average total assets – Reported(2)	$226,015	$223,347	$223,525	$226,820	$231,456
Less: Non-earning assets	13,134	13,442	14,973	13,843	15,949

Average total earning assets(2)	$212,881	$209,905	$208,552	$212,977	$215,507
Less:
Trading assets	6,142	6,147	5,549	6,283	6,407
Securities purchased under resale agreements and securities borrowed	2,929	3,699	4,070	3,763	4,063
Other deductions	7,378	7,346	6,369	7,184	6,660

Average core earning assets(2)	$196,432	$192,713	$192,564	$195,747	$198,377

Net interest income – Reported	$2,273	$2,245	$2,147	$8,866	$8,867
Less: Non-core net interest income	23	38	10	66	123

Core net interest income	$2,250	$2,207	$2,137	$8,800	$8,744

Net interest margin	4.54%	4.54%	4.42%	4.50%	4.41%

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Average balances represent the average of daily balances for the period.

Scotiabank Fourth Quarter Press Release 2025	29

Global Banking and Markets	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024(1)	October 31 2025	October 31 2024(1)
Average total assets – Reported(2)	$31,107	$493,156	$486,003	$509,263	$494,595
Less: Non-earning assets	45,978	45,729	39,675	46,594	39,787

Average total earning assets(2)	$485,129	$447,427	$446,328	$462,669	$454,808
Less:
Trading assets	145,681	135,693	131,137	139,466	132,210
Securities purchased under resale agreements and securities borrowed	226,085	197,038	192,235	205,499	189,027
Other deductions	23,058	23,465	21,667	23,080	32,078

Average core earning assets(2)	$90,305	$91,231	$101,289	$94,624	$101,493

Net interest income – Reported	$363	$350	$280	$1,400	$1,102
Less: Non-core net interest income	(72)	(58)	(132)	(273)	(475)

Core net interest income	$435	$408	$412	$1,673	$1,577

Net interest margin	1.91%	1.77%	1.62%	1.77%	1.55%

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

(2)	Average balances represent the average of daily balances for the period.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Attributed capital and operating segment return on equity

The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. Attributed capital is a non-GAAP measure. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.

Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure. Management uses operating segment return on equity to evaluate the performance of its operating segments.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure.

30	Scotiabank Fourth Quarter Press Release 2025

Return on equity by operating segment

	For the three months ended October 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$941	$634	$447	$519	$(437)		$2,104
Total average common equity(1)	20,964	18,110	10,599	14,664	11,756		76,093

Return on equity	17.8%	13.9%	16.7%	14.1%	nm	(2)	11.0%

Adjusted(3)
Net income attributable to common shareholders	$942 $	638	$453	$519	$(149)		$2,403

Return on equity	17.8%	14.0%	17.0%	14.1%	nm	(2)	12.5%

	For the three months ended July 31, 2025							For the three months ended October 31, 2024
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking(4)	International Banking(4)	Global Wealth Management(4)	Global Banking and Markets(4)	Other(4)		Total
Reported
Net income attributable to common shareholders	$958	$670	$417	$473	$(205)		$2,313	$934	$600	$380	$347	$(740)		$1,521
Total average common equity(1)	20,624	17,856	10,552	14,879	11,061		74,972	21,280	18,788	10,230	15,369	7,491		73,158

Return on equity	18.4%	14.9%	15.7%	12.6%	nm	(2)	12.2%	17.5%	12.7%	14.8%	9.0%	nm	(2)	8.3%

Adjusted(3)
Net income attributable to common shareholders	$959	$675	$424	$473	$(190)		$2,341	$935	$606	$386	$347	$(323)		$1,951

Return on equity	18.5%	15.0%	15.9%	12.6%	nm	(2)	12.4%	17.5%	12.8%	15.0%	9.0%	nm	(2)	10.6%

	For the year ended October 31, 2025							For the year ended October 31, 2024(3)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking(4)	International Banking(4)	Global Wealth Management(4)	Global Banking and Markets(4)	Other(4)		Total
Reported
Net income attributable to common shareholders	$3,425	$2,631	$1,670	$1,922	$(2,365)		$7,283	$3,776	$2,580	$1,417	$1,477	$(1,964)		$7,286
Total average common equity(1)	21,030	18,061	10,417	14,968	10,529		75,005	20,585	19,148	10,210	15,342	5,842		71,127

Return on equity	16.3%	14.6%	16.0%	12.8%	nm	(2)	9.7%	18.3%	13.5%	13.9%	9.6%	nm	(2)	10.2%

Adjusted(3)
Net income attributable to common shareholders	$3,428	$2,651	$1,696	$1,922	$(853)		$8,844	$3,779	$2,603	$1,443	$1,477	$(1,283)		$8,019

Return on equity	16.3%	14.7%	16.3%	12.8%	nm	(2)	11.8%	18.4%	13.6%	14.1%	9.6%	nm	(2)	11.3%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 22.
(4)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 6 for further details.

Scotiabank Fourth Quarter Press Release 2025	31

Return on tangible common equity

Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio. Management uses ROTCE to assess the Bank’s performance and ability to use its tangible common equity to generate returns.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

	For the three months ended			For the year ended
($ millions)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Reported
Average common equity - Reported(1)	$76,093	$74,972	$73,158	$75,005	$71,127
Average goodwill(1)(2)	(9,917)	(9,827)	(8,984)	(9,744)	(9,056)
Average acquisition-related intangibles (net of deferred tax)(1)	(3,558)	(3,571)	(3,609)	(3,577)	(3,629)

Average tangible common equity(1)	$62,618	$61,574	$60,565	$61,684	$58,442

Net income attributable to common shareholders – reported	$2,104	$2,313	$1,521	$7,283	$7,286
Amortization of acquisition-related intangible assets (after-tax)(3)	20	20	13	74	52

Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,124	$2,333	$1,534	$7,357	$7,338

Return on tangible common equity	13.5%	15.0%	10.1%	11.9%	12.6%

Adjusted(3)
Adjusted net income attributable to common shareholders	$2,403	$2,341	$1,951	$8,844	$8,019

Return on tangible common equity – adjusted	15.2%	15.1%	12.8%	14.3%	13.7%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to table on page 22.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio. Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

32	Scotiabank Fourth Quarter Press Release 2025

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2025 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

December 2, 2025

Scotiabank Fourth Quarter Press Release 2025	33

Shareholders Information

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend Dates for 2026

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6, 2026	January 28, 2026

April 7, 2026	April 28, 2026

July 7, 2026	July 29, 2026

October 6, 2026	October 28, 2026

Annual Meeting Date for Fiscal 2025

Shareholders are invited to attend the 194th Annual Meeting of Holders of Common Shares, to be held on April 14, 2026, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 17, 2026. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2025 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on Tuesday, December 2, 2025, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-495-7514 or toll-free, at 1-888-596-4144 using ID 2333085# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available between Tuesday, December 2, 2025, and Tuesday, December 9, 2025, by calling 647-362-9199 or 1-800-770-2030 (North America toll-free) and entering the access code 2333085 #. The archived webcast will be available on the Investor Relations page at www.scotiabank.com/investorrelations following the call.

34	Scotiabank Fourth Quarter Press Release 2025

Additional Information

Investors

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario, Canada M5H 4A6

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street/Courier address:

C/O Shareholder Services

150 Royall Street

Canton, MA 02021

Mailing address:

PO Box 43078, Providence, RI USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40 rue, Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

Rebecca Hoang

Scotiabank Investor Relations

rebecca.hoang@scotiabank.com

Scotiabank Fourth Quarter Press Release 2025	35